Exhibit 99.1

530-8th Avenue SW, 6th floor
Date: February 29, 2012	Calgary AB, T2P 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange
Securities and Exchange Commission

Subject: PRECISION DRILLING CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	04/04/2012
Record Date for Voting (if applicable) :	04/04/2012
Beneficial Ownership Determination Date :	04/04/2012
Meeting Date :	09/05/2012
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	74022D308	CA74022D3085

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for PRECISION DRILLING CORPORATION